CAMBRIDGE CAPITAL ACQUISITION CORPORATION
525 South Flagler Drive, Suite 201
West Palm Beach, FL 33401

December 13, 2013

VIA EDGAR

H. Roger Schwall, Esq.
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Cambridge Capital Acquisition Corporation (the "Company")
Registration Statement on Form S-1
(File No. 333-191868) (the "Registration Statement")

Dear Mr. Schwall:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 P.M., Tuesday, December 17, 2013 or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1)           Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)           The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

CAMBRIDGE CAPITAL ACQUISITION CORPORATION

By:	/s/ Benjamin Gordon
Name: Benjamin Gordon
Title: Chief Executive Officer